JOINT FILING AGREEMENT

Dated as of May 8, 2018

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the common shares, par value $0.001 per share, of Turtle Beach Corporation, a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

SG VTB HOLDINGS, LLC

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Manager

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox